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                                                                    EXHIBIT 28.1

             ITEL HAS AGREEMENT TO SELL REMAINING RAILCAR INTERESTS

     CHICAGO, June 24, 1994 -- Itel Corporation (NYSE: ITL) announced today that an agreement has been reached to sell substantially all its remaining interests in its fleet of railcars to a newly formed corporation owned by private investors.

     Itel's interests are in a trust which holds the rights to the fleet's residual value on the expiration of the 12-year leases executed in 1992. The agreement is subject to contingencies, including the completion of the purchaser's arrangements for bank loans for the cash portion of the purchase price. There can be no assurance that these contingencies will be met.

     The transaction will involve the direct sale of a 30% interest in the Trust and the sale of stock of a subsidiary holding a 68 1/2% interest in the trust (after the other assets of the subsidiary have been removed), and the redemption by that subsidiary of the remainder of its stock. The transaction will trigger a taxable gain to Itel of approximately $500 million, of which approximately 80% will be covered by Itel's existing NOLs and tax credits, which will essentially be exhausted by this transaction.

     Upon the closing, which is scheduled for the third quarter of this year, Itel will receive from the purchaser and the acquired company cash of $35 million and notes totaling $169.5 million. The cash portion of the purchase price is being borrowed by the purchaser and the acquired company from a bank pursuant to short-term loans. There can be no assurance that these loans can be refinanced or otherwise paid when they become due. The bank will have a sole lien on the 30% trust interest being acquired by the purchaser and a prorata lien with Itel on the stock of the acquired company and its 68 1/2% trust interest.

     The notes to be received by Itel will not be due until the end of 1998, and payment of principal and interest can be deferred until that time at the election of the obligors. These notes will be backed by the same resources as the bank loans, subject to the prior or prorata claims of the bank. There can be no assurance that these notes will not be accelerated by defaults on the bank loans or otherwise.

     The timing of the recognition of the net gain for financial reporting purposes from this transaction, which is estimated to exceed $200 million, is yet to be determined.